 Exhibit 99.1

Millar Western Forest Products Ltd.

Interim Financial Statements
September 30, 2011

Millar Western Forest Products Ltd.
Interim Statement of Financial Position
(Unaudited)

(expressed in thousands of Canadian dollars)

	September 30,	December 31,
	2011	2010
	$	$

Current assets
Cash and cash equivalents	35,308	45,064
Accounts and other receivables	47,132	39,202
Inventories (note 4)	57,096	62,111
Prepaid expenses	8,576	8,615

	148,112	154,992

Non-current assets
Property, plant and equipment	166,525	132,729
Intangible assets	50,674	54,260
Other assets	330	2,501

	217,529	189,490

Total assets	365,641	344,482

Current liabilities
Accounts payable and accrued liabilities	32,754	34,146
Reforestation obligations	6,086	6,086
Financial liabilities – borrowings	955	876

	39,795	41,108

Non-current liabilities
Financial liabilities – borrowings	229,212	201,582
Asset retirement obligations	1,697	1,046
Other obligations	1,670	1,970
Reforestation obligations	7,434	9,722
Deferred income taxes	7,565	4,829

	247,578	219,149

Total liabilities	287,373	260,257

Equity attributable to shareholder

Share capital	61,500	-
Retained earnings	16,768	84,225

Total equity	78,268	84,225

Total liabilities and shareholder’s equity	365,641	344,482

The accompanying notes are an integral part of the financial statements.

Millar Western Forest Products Ltd.
Interim Statement of Changes in Equity
For the nine months ended September 30
(Unaudited)

(expressed in thousands of Canadian dollars)

	Share	Retained	Total
	capital	earnings	equity
	$	$	$
Balance – January 1, 2010	-	67,552	67,552
Net income for the period	-	12,623	12,623
Balance – September 30, 2010 (note 3)	-	80,175	80,175
Balance – January 1, 2011	-	84,225	84,225
Net loss for the period	-	(4,457)	(4,457)
Share capital (note 6)	61,500	(61,500)	-
Dividends (note 6)	-	(1,500)	(1,500)
Balance – September 30, 2011	61,500	16,768	78,268

The accompanying notes are an integral part of the financial statements.

Millar Western Forest Products Ltd.
Interim Statement of Comprehensive Income (Loss)
For the three and nine months ended September 30
(Unaudited)

(expressed in thousands of Canadian dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
	$	$	$	$
		(Note 3)		(Note 3)

Revenue	71,840	83,373	213,385	223,311

Cost of products sold (excluding depreciation and amortization)	55,182	52,705	156,290	139,610
Freight and other distribution costs	12,439	13,998	36,312	36,543
Depreciation and amortization	2,797	2,756	8,364	8,262
General and administration	2,948	3,198	10,760	10,313
Other (income) expenses (note 7)	(10,713)	3,122	(25,480)	2,963

Operating earnings	9,187	7,594	27,139	25,620
Foreign exchange loss (gain) on borrowings	17,577	(6,764)	12,070	(4,180)
Finance expenses (note 8)	4,269	4,510	16,840	13,588

(Loss) income before income taxes	(12,659)	9,848	(1,771)	16,212
Income tax (recovery) expense	352	1,609	2,686	3,589

Net (loss) income and comprehensive (loss) income for the period	(13,011)	8,239	(4,457)	12,623

The accompanying notes are an integral part of the financial statements.

Millar Western Forest Products Ltd.
Interim Statement of Cash Flows
For the nine months ended September 30
(Unaudited)

(expressed in thousands of Canadian dollars)

	Nine months ended September 30,
	2011	2010
	$	$
		(Note 3)

Cash flow (used in) provided by

Operating activities
Net (loss) income for the period	(4,457)	12,623
Adjustments for
Finance expenses	13,707	12,980
Depreciation and amortization	8,364	8,262
Deferred income tax expense	2,735	3,594
Unrealized exchange loss (gain) on borrowings	18,774	(4,180)
Unrealized (gain) loss on derivative contracts	(1,940)	1,886
Reforestation expense	5,786	6,441
(Gain) loss on disposal of property, plant and equipment	(529)	811
Inventory valuation	1,202	(2,426)
Other	352	96
Reforestation expenditures	(7,176)	(4,640)

	36,818	35,447

Changes in non-cash working capital (note 11)	(1,983)	(12,353)

Net cash provided by operating activities	34,835	23,094

Investing activities
Additions to property, plant and equipment	(34,276)	(10,222)
Proceeds on disposal of property, plant and equipment	888	245
Decrease in other assets	2,171	53

Net cash used in investing activities	(31,217)	(9,924)

Financing activities
Increase in borrowings	201,348	-
Repayment of borrowings	(189,655)	(611)
Finance expenses paid	(23,567)	(8,914)
Dividends	(1,500)	-

Net cash used in financing activities	(13,374)	(9,525)

Net (decrease) increase in cash and cash equivalents	(9,756)	3,645

Cash and cash equivalents – beginning of period	45,064	61,186

Cash and cash equivalents – end of period	35,308	64,831

The accompanying notes are an integral part of the financial statements.

Millar Western Forest Products Ltd.
Notes to Interim Financial Statements
For the nine months ended September 30
(Unaudited)

1	General information

Millar Western Forest Products Ltd. (the “Company”) is incorporated and located in Canada. The address of the Company’s corporate office is 16640 – 111 Avenue, Edmonton, Alberta, Canada, T5M 2S5.

The Company is a subsidiary of Millar Western Industries Ltd.

The Company is an integrated forest products company with facilities in Canada producing lumber and pulp. The lumber segment consists of three sawmill operations that produce and market dimension lumber. The pulp segment consists of a pulp operation that manufactures and markets a number of different grades of pulp.

2	Basis of preparation and adoption of IFRS

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and now requires publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company is reporting on this basis in these interim financial statements. In these financial statements, the term “previous GAAP” refers to Canadian GAAP before the adoption of IFRS.

These interim financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standards (IAS) 34, Interim Financial Reporting, and IFRS 1, First Time Adoption of IFRS. The accounting policies followed in these interim financial statements are the same as those applied in the Company’s interim financial statements for the period ended March 31, 2011. The Company has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect. Note 5 discloses the impact of the transition to IFRS on the Company’s reported equity as at September 30, 2010, and comprehensive income for the three and nine months ended September 30, 2010, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010.

The policies applied in these interim financial statements are based on IFRS issued and outstanding as of November 1, 2011, the date the Company’s Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Company’s annual financial statements for the year ending December 31, 2011, could result in restatement of these interim financial statements, including the transition adjustments recognized on change-over to IFRS.

The interim financial statements should be read in conjunction with the Company’s previous GAAP annual financial statements for the year ended December 31, 2010, and the Company’s interim financial statements for the quarter ended March 31, 2011, prepared in accordance with IFRS applicable to interim financial statements.

Millar Western Forest Products Ltd.
Notes to Interim Financial Statements
For the nine months ended September 30
(Unaudited)

3	Transition to IFRS

The Company’s transition date to IFRS was January 1, 2010, and, accordingly, the Company has prepared its opening IFRS balance sheet as at that date. In preparing its opening IFRS balance sheet and comparative information for 2010, the Company has adjusted amounts previously reported in financial statements prepared in accordance with previous GAAP.

The differences identified are detailed in the following subsections, which include reconciliations of equity and comprehensive income for comparative periods, as well as explanations for the adjustments.

i)	Reconciliation of equity under IFRS to previous GAAP at September 30, 2010

September 30,
2010
$

Equity as reported under previous GAAP	82,767
IFRS adjustments increase (decrease)
Actuarial losses and past-service costs on defined-benefit plan (note b)	(779)
Biological assets at fair value (note a)	(1,403)
Deferred finance costs (note c)	1,613
Provision for land reclamation (note d)	(570)
Adjustment of discount rate on reforestation obligation and employee benefits (note e)	(1,453)

Equity as reported under IFRS	80,175

Millar Western Forest Products Ltd.
Notes to Interim Financial Statements
For the nine months ended September 30
(Unaudited)

ii)	Reconciliation of comprehensive income under IFRS to previous GAAP for the three and nine months ended September 30, 2010

		Three months ended				Nine months ended
		September 30, 2010				September 30, 2010

		Cdn			Cdn
		GAAP	Adj	IFRS	GAAP	Adj	IFRS
		$	$	$	$	$	$

Revenue	f)	83,038	335	83,373	223,415	(104)	223,311

Cost of products sold		52,705	-	52,705	139,610	-	139,610
Freight and other distribution costs		13,998	-	13,998	36,543	-	36,543
Depreciation and amortization		2,756	-	2,756	8,262	-	8,262
General and administration		3,198	-	3,198	10,313	-	10,313
Other (income) expenses	f)	2,787	335	3,122	3,067	(104)	2,963

Operating earnings		7,594	-	7,594	25,620	-	25,620
Unrealized foreign exchange loss on borrowings		(6,764)	-	(6,764)	(4,180)	-	(4,180)
Finance expenses	g)	4,340	170	4,510	13,079	509	13,588

Income before income taxes		10,018	(170)	9,848	16,721	(509)	16,212
Income tax expense (recovery)	h)	1,652	(43)	1,609	3,718	(129)	3,589

Net income for the period		8,366	(127)	8,239	13,003	(380)	12,623

Actuarial losses – net of tax		-	-	-	-	-	-
Other comprehensive loss for the period		-	-	-	-	-	-

Comprehensive income		8,366	(127)	8,239	13,003	(380)	12,623

Millar Western Forest Products Ltd.
Notes to Interim Financial Statements
For the nine months ended September 30
(Unaudited)

iii)	Explanatory notes for reconciliations

a)

Under previous GAAP, the Company capitalized the costs incurred on directly-owned timber woodlots and did not amortize these costs. These costs were presented within intangible assets on the balance sheet. Under IFRS, these timber woodlots meet the definition of biological assets and are required to be measured at fair value, which the Company determined to be nominal at the transition date. As a result, the Company recorded a write-down to fair value on transition that had the effect of reducing intangible assets at January 1, 2010, by $1.871 million, reducing deferred income-tax liabilities by $0.468 million and reducing opening retained earnings by $1.403 million.

b)

Under IFRS, the Company’s accounting policy is to recognize all actuarial gains and losses arising on its defined-benefit pension plan immediately, in other comprehensive income, to recognize all unamortized past-service costs that have fully vested. At the date of transition, all previously unrecognized cumulative actuarial gains and losses were recognized in retained earnings in the amount of $0.716 million, and previously unamortized past-service costs were recognized in retained earnings in the amount of $0.323 million. The long-term deferred income-tax liability was reduced by $0.260 million on January 1, 2010, as a result of these adjustments.

c)

Under previous GAAP, the Company expensed transaction costs related to financial instruments as they occurred. Under IFRS, the Company includes transaction costs in the calculation of amortized costs of financial liabilities, and amortizes these costs through finance expenses using the effective- interest method. This change caused transaction costs that had been previously expensed to be recognized as an offset to the long-term liability at January 1, 2010. The amount of deferred transaction costs at December 31, 2010, was $1.980 million, less deferred tax liability of $0.495 million (September 30, 2010 – $2.150 million, less deferred tax liability of $0.537 million).

d)

Under previous GAAP, the Company expensed certain asset-retirement costs in the period they were incurred. Under IFRS, the Company recognizes asset-retirement provisions when there is a legal or constructive obligation resulting from past events and a probable outflow of resources will be required to settle the obligation, such as land reclamation on leased property. The resulting increase in asset retirement obligations at December 31, 2010, was $1.046 million, reducing deferred income tax liabilities by $0.261 million (September 30, 2010 – $0.760 million, reducing deferred income tax liabilities by $0.190 million). The increase in obligation resulted in an increase in expense in the year ended December 31, 2010, of $0.285 million, less deferred income taxes of $0.071 million.

e)

Under previous GAAP, certain long-term liabilities were recorded at their net present value using the Company’s credit-adjusted risk-free rate. Under IFRS, the Company is using a risk-free rate. Applying the risk-free rate, the balance in the Company’s reforestation liability increased on January 1, 2010, by $1.898 million, and deferred income tax liabilities decreased by $0.474 million. Applying the risk-free rate also decreased the future employee benefits obligation on January 1, 2010, by $0.039 million and reduced the deferred income-tax liability by $0.010 million.

Millar Western Forest Products Ltd.
Notes to Interim Financial Statements
For the nine months ended September 30
(Unaudited)

f)

Reclassification of realized gains and losses on derivative contracts to other income (expense) resulted in a decrease in revenue for the nine months ended September 30, 2010, of $0.104 million (three months ended September 30, 2010 – increase of $0.335 million).

g)

The increase in financing expense under IFRS due to amortization of deferred transaction costs for the nine months ended September 30, 2010, was $0.509 million (three months ended September 30, 2010 – increase of $0.170 million).

h)	The following is a summary of transition adjustments to income tax expense from previous GAAP to IFRS:

	Three months ended	Nine months ended
	September 30,	September 30,
	2010	2010
	$	$

Increased finance expense (note g)	(43)	(129)

Net effect – decrease in income taxes	(43)	(129)

iv)	Adjustments to the statement of cash flows

The impact of the transition to IFRS on the statement of cash flows is to reclassify interest payments and receipts that were classified as operating activities under previous GAAP as financing and investing activities, respectively, under IFRS.

Millar Western Forest Products Ltd.
Notes to Interim Financial Statements
For the nine months ended September 30
(Unaudited)

4	Inventories

	September 30,	December 31,
	2011	2010
	$	$

Logs	8,803	18,690
Pulp	21,562	16,486
Lumber	14,718	14,238
Operating supplies and consumables	12,013	12,697

	57,096	62,111

Total log and finished-product inventory, which reflects net realizable value at September 30, 2011, includes valuation provisions as follows:

	September 30,	December 31,
	2011	2010
	$	$

Market value adjustments
Logs	1,497	-
Pulp	-	-
Lumber	425	101
Other	-	619

	1,922	720

5	Bond refinancing

On April 1, 2011, the Company replaced its existing US$190 million in senior notes due November 2013 with a new issue of US$210 million in senior notes due April 1, 2021, with interest at 8.5%, payable semi-annually on April 1 and October 1 of each year. The new notes are unsecured obligations of the Company and rank equally and rateably with all existing and future unsecured indebtedness of the Company.

	September 30,	December 31,
	2011	2010

Unsecured Senior Notes – US$210,000	220,122	-
Unsecured Senior Notes – US$190,000	-	188,974

	220,122	188,974

Millar Western Forest Products Ltd.
Notes to Interim Financial Statements
For the nine months ended September 30
(Unaudited)

Deferred financing expense

The Company incurred $5.0 million of financing costs relating to the issuance of US$210 million of Unsecured Senior Notes. The financing costs are offset against the borrowings and are amortized over the ten-year life of the notes.

6	Equity

On March 30, 2011, the shareholder passed a resolution to adjust the stated capital of the Company to $27.5 million, and on June 14, 2011, the shareholder passed a resolution to adjust the stated capital by an additional $34.0 million.

The shareholder declared dividends of $0.75 million on June 14 and on August 4, 2011.

7	Other (income) expenses

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
	$	$	$	$

(Gain) loss on disposal of property, plant and equipment	(482)	612	(529)	811
Other foreign exchange (gain) loss	(3,004)	647	(2,330)	370
Fox Creek insurance claim	(7,600)	-	(7,600)	-
Change in unrealized losses (gains) on derivative contracts	4,208	1,528	(1,940)	1,886
Realized (gains) losses on derivative contracts	(3,835)	335	(13,081)	(104)

	(10,713)	3,122	(25,480)	2,963

Millar Western Forest Products Ltd.
Notes to Interim Financial Statements
For the nine months ended September 30
(Unaudited)

8	Financing expenses – net

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
	$	$	$	$

Interest expense on borrowings	5,392	4,213	14,316	12,980
Less interest capitalized on qualifying assets	(1,187)	-	(2,419)	-

Net interest expense on borrowings	4,205	4,213	11,897	12,980
Refinancing charges	-	-	4,590	-
Other interest and bank charges	160	402	618	824
Interest income	(96)	(105)	(265)	(216)

	4,269	4,510	16,840	13,588

In April 2011, the Company incurred refinancing charges relating to the redemption of US$190 million of Unsecured Senior Notes that included a premium on redemption of borrowings of $2.78 million and amortization of deferred financing costs of $1.81 million.

9	Financial instruments and financial risk factors

Financial instruments

The estimated fair value of financial instruments is based on relevant market prices and information available at the period end.

Due to their short-term nature, the fair value of short-term financial assets and liabilities, which include cash and cash equivalents, accounts and other receivables, accounts payable and accrued liabilities, approximates their carrying value.

Financial risk management

The Company is exposed to a number of different financial risks arising from the normal course of business. These risk factors include market risks related to commodity pricing. From time to time, the Company enters into forward contracts for both lumber and pulp to reduce commodity-price risk. The Company does not enter into such agreements for speculative trading purposes. These contracts are generally settled financially, but some may, at the Company’s discretion, be settled by physical delivery of the finished product. Realized gains or losses on the contracts are included in other income at the time of delivery. Contracts outstanding at the end of the period are recorded at their fair value, and any changes in unrealized gains or losses are included in other income (expense).

Millar Western Forest Products Ltd.
Notes to Interim Financial Statements
For the nine months ended September 30
(Unaudited)

At September 30, 2011, the Company had $5.0 million in U.S.-dollar-denominated forward commodity contracts outstanding, resulting in an unrealized gain of $1.5 million. All the outstanding derivative contracts had terms of less than one year. At September 30, 2010, outstanding forward commodity contracts were US$23.4 million, resulting in an unrealized loss of $2.3 million.

A US$10 change in the contract pricing on the outstanding commodity contracts of US$5.0 million would result in a financial impact of $0.2 million.

The impact on earnings of fluctuations in currency rates is somewhat offset by the corresponding fluctuations in interest payments, substantially all of which are denominated in U.S. dollars. To further reduce the impact on earnings of fluctuations in currency rates, the Company may enter into forward-exchange contracts to sell U.S. dollars, but does not hold or issue foreign currency financial instruments for speculative purposes. As at September 30, 2011, the company held US$43.5 million in foreign currency contracts for execution within a year and recorded an unrealized loss of $2.3 million on these contracts. At September 30, 2010, outstanding foreign currency contracts were US$17.0 million, resulting in an unrealized gain of $0.4 million.

A $0.01 change in the exchange rate on the outstanding forward-exchange contracts of US$43.5 million would result in a financial impact of $0.4 million.

10	Segmented information

The Company’s operations are located in Canada. The Company’s reportable segments are strategic business units that manufacture and sell different products. The business units are managed separately, as each business requires different manufacturing technology and marketing strategies. The Company has three reportable segments: lumber, pulp and corporate and other. The lumber segment manufactures dimension lumber for sale primarily in Canada, the United States and Asia. The pulp segment manufactures bleached chemi-thermo- mechanical pulp for sale to papermakers worldwide. Included in corporate and other are the combined results from the Company’s management services, as well as unallocated corporate and other expenses.

The Company evaluates the performance of each segment based upon operating earnings. The Company does not allocate financing expenses or income taxes to its business segments. Inter-segment transfers of logs and chips are recorded at transfer prices intended to approximate fair market value. Results of operations are presented net of these transfers.

Millar Western Forest Products Ltd.
Notes to Interim Financial Statements
For the nine months ended September 30
(Unaudited)

Product segments

Lumber

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
	$	$	$	$

Revenue	26,872	29,781	80,573	86,754

Cost of products sold (excluding depreciation and amortization)	28,444	24,808	78,378	69,941
Freight and other distribution costs	2,026	2,704	5,630	7,604
Depreciation and amortization	1,015	1,000	3,021	2,980
Other (income) expense	(2,590)	1,168	(18,165)	(6,238)

Operating (loss) earnings	(2,023)	101	11,709	12,467

Pulp

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
	$	$	$	$

Revenue	44,877	53,518	132,530	136,334

Cost of products sold (excluding depreciation and amortization)	26,730	27,890	77,900	69,658
Freight and other distribution costs	10,413	11,294	30,682	28,939
Depreciation and amortization	1,758	1,737	5,267	5,224
Other (income) expense	(523)	1,954	285	9,198

Operating earnings	6,499	10,643	18,396	23,315

Millar Western Forest Products Ltd.
Notes to Interim Financial Statements
For the nine months ended September 30
(Unaudited)

Corporate and other

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
	$	$	$	$

Revenue	91	74	282	223

Cost of products sold (excluding depreciation and amortization)	8	7	12	11
General and administration	2,948	3,198	10,760	10,313
Depreciation and amortization	24	19	76	58
Other (income) expense	(7,600)	-	(7,600)	3

Operating earnings (loss)	4,711	(3,150)	(2,966)	(10,162)

Total

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
	$	$	$	$

Revenue	71,840	83,373	213,385	223,311

Cost of products sold and administration (excluding depreciation and amortization)	58,130	55,903	167,050	149,923
Freight and other distribution costs	12,439	13,998	36,312	36,543
Depreciation and amortization	2,797	2,756	8,364	8,262
Other (income) expense	(10,713)	3,122	(25,480)	2,963

Operating earnings	9,187	7,594	27,139	25,620

Cost of products sold for the lumber segment is net of chip transfers to the pulp segment, which was $4.4 million for the nine months ending September 30, 2011, and $1.8 million for the three months ending September 30, 2011 (2010 – $4.4 million and $1.6 million, respectively).

Millar Western Forest Products Ltd.
Notes to Interim Financial Statements
For the nine months ended September 30
(Unaudited)

Expenditures on property, plant and equipment

	September 30,	December 31,
	2011	2010

Lumber	37,480	20,391
Pulp	1,245	1,588
Corporate and other	210	177

	38,935	22,156

Identifiable assets

	September 30,	December 31,
	2011	2010

Lumber	173,516	148,224
Pulp	145,716	143,032
Corporate and other	46,409	53,226

	365,641	344,482

11	Supplementary cash-flow information

Changes in non-cash working capital

	September 30,	September 30,
	2011	2010

Accounts receivable	(5,989)	(11,926)
Inventories	3,232	3,559
Prepaid expenses	(279)	(980)
Accounts payable and accrued liabilities	1,053	(3,006)

	(1,983)	(12,353)

Millar Western Forest Products Ltd.
Notes to Interim Financial Statements
For the nine months ended September 30
(Unaudited)

	September 30,	December 31,
	2011	2010

Additions to property, plant and equipment	(38,935)	(22,156)
Changes in working capital for investing activities	2,240	1,154
Interest capitalized on qualifying assets	2,419	382

	(34,276)	(20,620)

12	Insurance proceeds for Fox Creek mill

On August 29, 2008, the Company’s Fox Creek wood products operation suffered a fire that rendered the sawmill permanently inoperable. The facility was insured at replacement cost. On February 17, 2009, the Company and its insurer agreed to a replacement cost value of up to $38.6 million, assuming the sawmill was rebuilt. At December 31, 2008, the Company had received an advance of $5.0 million related to the claim; on March 20, 2009, the Company received the $25.9 million outstanding on the actual cash value of the loss, leaving an amount of up to $7.6 million potentially payable under the replacement cost provision.

At September 30, 2011, the Company had submitted to its insurer expenses related to the Fox Creek sawmill reconstruction project in excess of the agreed replacement cost value of $38.6 million. The Company and the insurer have signed a proof of claim for the insurance proceeds payable of $7.6 million outstanding under the replacement cost provision. The Company has recorded the additional insurance proceeds as income in the period and entered a corresponding account receivable.